     ENDOCYTE, INC.

3000 Kent Avenue, Suite A1-100

West Lafayette, IN 47906

October 20, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Endocyte, Inc.

Registration Statement on Form S-3

File No. 333-220920

Acceleration Request

Requested Date:    October 24, 2017

Requested Time:   5:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended,  Endocyte, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on October 24, 2017, or as soon thereafter as possible. The Company also hereby requests a copy of the written order verifying the effective date.

Thank you for your assistance. If you should have any questions, please contact Christine G. Long of Faegre Baker Daniels LLP, counsel to the Company, at (317)  569-9600.

Very truly yours,

ENDOCYTE, INC.

By: /s/ Beth A. Taylor

Name: Beth A. Taylor

Title: Vice President of Finance and Chief Accounting Officer